SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)
Vuzix Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Series of Securities)
92921W300
(CUSIP number)

Cary I. Klafter
 Vice President and Corporate Secretary
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054-1549
(408) 765-8080

Copy to:
Gregory T. Davidson
Gibson, Dunn & Crutcher LLP
1881 Page Mill Road
Palo Alto, California 94303-1125
(650) 849-5300
______________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 2, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92921W300	13D

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Intel Corporation 94-1672743
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 4,962,600(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 4,962,600(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,962,600(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒**
13		PERCENT OF SERIES REPRESENTED BY AMOUNT IN ROW (11) 30.00%(2)
14		TYPE OF REPORTING PERSON CO

(1) See Items 4 and 5 of this Schedule 13D. The Reporting Person beneficially owns 49,626 shares of the Series A Preferred Stock (as defined below), each share of which is convertible, at the option of the Reporting Person, into 100 shares of Common Stock (as defined below).
(2) The above calculations are based on 11,579,568 shares of Common Stock outstanding as of January 2, 2015 (as represented by the Issuer to the Reporting Person in the Series A Stock Purchase Agreement, dated as of January 2, 2015 ), and assumes conversion of all of the Series A Preferred Stock beneficially owned by the Reporting Person.

Item 1. Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"), of Vuzix Corporation, a Delaware corporation ("Vuzix" or the "Issuer"). The address of the Issuer's principal executive offices is 2166 Brighton-Henrietta Townline Road, Rochester, New York 14623.
Item 2. Identity and Background
(a) – (c) and (f)
This Statement is being filed by Intel Corporation, a Delaware corporation (the "Reporting Person" or "Intel"). The address of the principal executive office of the Reporting Person is 2200 Mission College Boulevard, Santa Clara, California 95054-1549. The Reporting Person is the world's largest semiconductor chip maker, based on revenue, focused on developing advanced integrated digital technology products, primarily integrated circuits, for industries such as computing and communications.
The name, citizenship, business address and present principal occupation or employment of each director and executive officer of the Reporting Person are listed on Schedule A attached hereto.
(d) Neither the Reporting Person nor, to its knowledge, any person named on Schedule A attached hereto has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Neither the Reporting Person nor, to its knowledge, any person named on Schedule A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration

The Common Stock beneficially owned by the Reporting Person was acquired with working capital of the Reporting Person.
Item 4. Purpose of Transaction

On January 2, 2015 (the "Closing Date"), the Reporting Person entered into a Series A Preferred Stock Purchase Agreement (the "Purchase Agreement") with the Issuer, whereby the Issuer agreed to issue and sell to the Reporting Person an aggregate of 49,626 shares of the Issuer's Series A Convertible Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock"), at a purchase price of $500 per share, for an aggregate purchase price of $24,813,000 (the "Offering).  Each share of Series A Preferred Stock is convertible, at the option of the Reporting Person, into 100 shares Common Stock, at an initial conversion price of $5.00 per share, subject to adjustment in the event of stock splits, dividends or other combinations.

On December 30, 2014, the Issuer filed the Certificate of Designation for the Series A Preferred Stock (the "Certificate of Designation") with the secretary of state of the state of Delaware.

Each share of Series A Preferred Stock is entitled to receive dividends at a rate of 6% per annum, compounded quarterly and payable in cash or in kind, at the Issuer's sole discretion.  In the event of the liquidation, dissolution or winding up of the Issuer, each share of Series A Preferred Stock is entitled to a liquidation preference equal to one times (1x) the Reporting Person's original per share purchase price, plus a right to receive an additional liquidation distribution together with the Common Stock holders pro rata on an as converted basis, but not in excess of $1,000 per share in the aggregate (subject to adjustment for accrued but unpaid dividends and in the event of stock splits, dividends or other combinations).  Each share of Series A Preferred Stock is entitled to vote with the holders of the Issuer's Common Stock on matters presented to its stockholders, and is entitled to cast such number of votes equal to the whole number of shares of Common Stock into which such shares of Series A Preferred Stock are convertible.

The holders of record of the Series A Preferred Stock shall be entitled to nominate and elect two (2) directors to the Issuer's board of directors (the "Board Election Right"), at least one of whom shall be required to qualify as an "independent" director, as that term is used in applicable exchange listing rules.  The Board Election Right with respect to the independent director shall terminate on such date as the number of shares of Series A Preferred Stock then outstanding is less than 40% of the original amount purchased by the Reporting Person.  The Board Election Right with respect to the second director shall terminate on such date as the number of shares of Series A Preferred Stock then outstanding is less than 20% of the original amount purchased by the Reporting Person.  The Issuer also granted the Reporting Person the right to have a board observer at meetings of the Issuer's board of directors (the "Board") and committees thereof.

For as long as at least 25% (or 12,406 shares) of the Series A Preferred Stock is outstanding, the Issuer shall not, without the consent of holders of at least 60% of the then outstanding shares of Series A Preferred Stock, take certain actions, including but not limited to: (i) liquidate, dissolve, or wind up the business and affairs of the Issuer; (ii) amend, alter or repeal any provision of its charter or bylaws in a manner that adversely effects the rights of the Series A Preferred Stock; (iii) create or issue any capital stock that is equal to or senior to the Series A Preferred Stock with respect to preferences; (iv) create or issue any debt security, subject to certain exceptions; (v) pay off any debt obligation prior to its stated maturity date; or (vi) enter into any stockholders rights plan or similar arrangement or take other actions that may limit actions that holders of a majority of the Series A Preferred Stock can take under Section 203 ("Section 203") of the Delaware General Corporation Law, as well as such other customary provisions protecting the rights of the holder of the Series A Preferred Stock, as are outlined in the Certificate of Designation.

The Reporting Person has the right to participate in any proposed issuance by the Issuer of its securities, subject to certain exceptions (the "Participation Right").  In the event the Reporting Person is not afforded the opportunity to exercise its Participation Right, the Reporting Person shall have the right, but not the obligation, up to two times per calendar year, to acquire additional securities from the Issuer in such amount as is sufficient to maintain the Reporting Person's ownership percentage in the Issuer, calculated immediately prior to such applicable financing, at a purchase price equal to the per share price of the Issuer's securities in such applicable financing.

Additionally, the Board approved the Offering for purposes of Section 203, which prohibits transactions with interested stockholders under Delaware state law.  The Board approved the exemption of the Reporting Person from Section 203 with respect to any future business combinations or other transactions covered by Section 203 and, for such purposes, the Reporting Person shall not be deemed an "interested stockholder".  Furthermore, the Board has waived any claims based on the corporate opportunity doctrine under Delaware state law or with respect to any duty of the Reporting Person, the directors appointed pursuant to the Board Election Right or the board observer, to disclose any information regarding the Reporting Person that may be of interest to the Issuer or permit the Issuer to participate in any projects or investments based on such information.

In connection with the Offering, the Issuer entered an investor's rights agreement (the "Rights Agreement") with the Reporting Person, pursuant to which the Issuer agreed to file a "resale" registration statement with the Securities and Exchange Commission (the "SEC") covering all shares of Common Stock issuable upon conversion of the Series A Preferred Stock sold in the Offering on or before February 14, 2015 (the "Filing Date").  The Issuer has agreed to use its best efforts to have the registration statement declared effective by May 31, 2015 (the "Effectiveness Date").

Pursuant to the Rights Agreement, the Issuer is obligated to notify the Reporting Person promptly of the receipt of any third party proposal to acquire more than 10% of the Issuer's voting stock and any decision by the Board to commence a process intended to lead to a proposal by a third party with respect to the acquisition of more than 10% of the Issuer's voting stock.  The Issuer is obligated to permit the Reporting Person to participate in such process as a potential investor or acquirer of the Issuer, if the Reporting Person so elects, on the same terms and conditions as any third party participant.

The Issuer is obligated to pay to the Reporting Person a fee of 0.5% per month of the  Reporting Person's investment, payable in cash, for every thirty (30) day period up to a maximum of 10% upon the occurrence of certain events, including (i) following the Filing Date that the registration statement has not been filed and (ii) following the Effectiveness Date that the registration statement has not been declared effective; provided, however, that the Issuer shall not be obligated to pay any such liquidated damages if the Issuer is unable to fulfill its registration obligations as a result of rules, regulations, positions or releases issued or actions taken by the SEC pursuant to its authority with respect to "Rule 415", promulgated under the Securities Act of 1933, as amended.

In addition, the Issuer and the Reporting Person agreed to use their commercially reasonable efforts within the 45-day period following the Closing Date, to negotiate in good faith a collaborative development agreement pursuant to which they would collaborate with respect to certain key technologies of the Issuer, and the Issuer would grant certain rights to the Reporting Person to be a lead partner in commercializing such technologies in certain markets to be agreed upon.

In connection with the Offering, the Issuer obtained waivers from the holders of convertible secured notes of the Issuer and certain holders of warrants of the Issuer pursuant to which such holders agreed to irrevocably waive their rights to anti-dilution protection under such notes and warrants.  In the event any assignee of such notes or warrants refuses to honor the waivers and the Issuer is obligated to issue additional shares to such assignees, the Reporting Person will have the right to receive additional shares of Common Stock (or an adjustment to the conversion price for the Series A Preferred Stock) in order to maintain the Reporting Person's percentage of ownership in the Issuer on such date.

The foregoing summaries of certain provisions of the Purchase Agreement, the Rights Agreement and the Certificate of Designation are not intended to be complete and are qualified in their entirety by reference to the full text of such documents, which are filed as Exhibit 99.1, 99.2 and 99.3, respectively, hereto and each is incorporated herein by reference.

The Reporting Person purchased the Series A Preferred Stock of the Issuer for investment purposes.  The Reporting Person intends to review and evaluate its investment in the Series A Preferred Stock on an ongoing basis and may, depending upon its evaluation of the business and prospects of the Issuer, or such other considerations as it may deem relevant, determine to increase, decrease, or dispose of its holdings of Series A Preferred Stock or Common Stock, engage in hedging transactions, evaluate a potential acquisition of the Issuer or of assets of the Issuer.  Any of the foregoing actions could involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, including, potentially, issuances, purchases, dispositions or pledges of securities, one or more mergers, reorganizations, consolidations, acquisitions of assets or other change in control, or other changes in capitalization of the Issuer.  As a part of its review and evaluation, the Reporting Person may hold additional discussions with the Issuer's management and directors, other shareholders and other interested parties.  As described above, the holders of Series A Preferred Stock have the Board Election Right.  The Reporting Person has not yet appointed any individuals to the Board pursuant to such Board Election Right, but it may do so in the future.  As also described above, the Reporting Person has the right to have a board observer at meetings of the Issuer's Board and committees thereof, and such individual may be involved in the discussions referred to above.

Except as set forth above, the Reporting Person, and to the Reporting Person's knowledge, the persons set forth on Schedule A, have no plans or proposals that would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person reserves the right to develop such plans).
Item 5. Interest in Securities of the Issuer
 (a)-(b)

The Reporting Person does not directly own any shares of Common Stock of the Issuer. As of the Closing Date and as a result of the Reporting Person's purchase of 49,626 shares of Series A Preferred Stock in the Offering, by reason of the provisions of Rule 13d-3 under the Act, the Reporting Person is deemed to beneficially own 4,962,600 shares of Common Stock.  The Reporting Person has sole voting and dispositive power over such shares of Common Stock.

Assuming conversion of all of the Series A Preferred Stock beneficially owned by the Reporting Person, the Reporting Person would hold 30.00% of the total outstanding shares of Common Stock based on 11,579,568 shares of Common Stock outstanding as of January 2, 2015 (as represented by the Issuer to the Reporting Person in the Series A Stock Purchase Agreement, dated as of January 2, 2015).

Each share of Series A Preferred Stock is convertible, at the option of the Reporting Person, into 100 shares Common Stock, at an initial conversion price of $5.00 per share, subject to adjustment in the event of stock splits, dividends or other combinations. See item 4 of this Statement for a description of the Series A Preferred Stock.

(c) Except as set forth or incorporated herein, neither the Reporting Person nor, to its knowledge, any person listed on Schedule A, has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

To the knowledge of the Reporting Person and except as described in this Item 5, none of the persons listed on Schedule A beneficially owns any shares of the Common Stock. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the persons listed on Schedule A that he or she is the beneficial owner of any Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 of this Statement for descriptions of the Purchase Agreement, the Rights Agreement and the Certificate of Designation.

Item 7.	Material to be Filed as Exhibits
Exhibit	Description
99.1	Series A Preferred Stock Purchase Agreement dated January 2, 2015 (previously filed with the Issuer's Current Report on Form 8-K, filed January 2, 2015 and incorporated herein by reference)
99.2	Investor's Rights Agreement (previously filed with the Issuer's Current Report on Form 8-K, filed January 2, 2015 and incorporated herein by reference)
99.3	Series A Preferred Stock Certificate of Designation (previously filed with the Issuer's Current Report on Form 8-K, filed January 2, 2015 and incorporated herein by reference)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 12, 2015	INTEL CORPORATION
	By:	/s/ Cary I. Klafter
Cary I. Klafter Vice President and Corporate Secretary

INTEL CORPORATION

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Cary I. Klafter and Steven R. Rodgers, and with full power of substitution, the undersigned's true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of Intel Corporation.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 9th day of June, 2014.

INTEL CORPORATION

By:            /s/ Stacy J. Smith ____________________
Stacy J. Smith
Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF INTEL CORPORATION

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are as set forth below.

Directors:

	Present Principal Occupation	Present Business
Name	or Employment	Address	Citizenship

Andy D. Bryant	Chairman of the Board	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Brian M. Krzanich	Chief Executive Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Ambassador Charlene Barshefsky	Senior International Partner, Wilmer Cutler Pickering Hale & Dorr LLP	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Aneel Bhusri	Co-Founder and Chief Executive Officer, Workday, Inc.	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Susan L. Decker	Principal, Deck3 Ventures LLC	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

John J. Donahoe	President and Chief Executive Officer, eBay Inc.	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Reed E. Hundt	Principal, REH Advisors LLC	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

James D. Plummer	John M. Fluke Professor of Electrical Engineering; Former Dean of the School of Engineering, Stanford University	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

David S. Pottruck	Chairman and Chief Executive Officer, Red Eagle Ventures, Inc.	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Frank D. Yeary	Executive Chairman, CamberView Partners, LLC	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

David B. Yoffie	Max and Doris Starr Professor of International Business Administration, Harvard Business School	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Non-Director Executives:

	Present Principal Occupation	Present Business
Name	or Employment	Address	Citizenship

William M. Holt	Executive Vice President General Manager, Technology and Manufacturing Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Renee J. James	President	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Gregory R. Pearson	Senior Vice President, General Manager, Sales and Marketing Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Stacy J. Smith	Executive Vice President, Chief Financial Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

EXHIBIT INDEX

Exhibit	Description
99.1	Series A Preferred Stock Purchase Agreement dated January 2, 2015 (previously filed with the Issuer's Current Report on Form 8-K, filed January 2, 2015 and incorporated herein by reference)
99.2	Investor's Rights Agreement (previously filed with the Issuer's Current Report on Form 8-K, filed January 2, 2015 and incorporated herein by reference)
99.3	Series A Preferred Stock Certificate of Designation (previously filed with the Issuer's Current Report on Form 8-K, filed January 2, 2015 and incorporated herein by reference)